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09055354

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65329

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/08 _____ AND ENDING 12/31/08 _____

                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rivington Securities, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

1775 Sherman Street, Suite 2500

(No. and Street)

Denver	CO	80203
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Scott A Logan   303-225-0880

                                                         (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

   Hein and Associates, LLP

(Name – if individual, state last, first, middle name)

717 17th Street, Suite 1600	Denver	CO	80202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 0 9 2009
THOMSON REUTERS

SEC Mail Processing
Section

FEB 1 2 2009

Washington, DC
111

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Rivington
Securities, LLC

[2/11/2009]

Via Fed Ex

Securities Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: Rivington Securities, LLC; Firm ID #120689
Annual Audit Report, Form X-17A-5.

Dear Sir or Madam:

On behalf of the above captioned member firm, enclosed please find one (1) counter-original Annual Audited Report for the fiscal year ended December 31, 2008 with supporting Facing Page.

Should you have any questions regarding the enclosed report, please feel free to contact the undersigned or Scott Logan, Designated Principal of Rivington Securities, LLC.

Sincerely,

J. L. Silva
FINOP

Enclosure (as stated) 0574.885

1775 Sherman Street, Suite 2500 | Denver, CO 80203 | 303-225-0900 | www.rivingtoncap.com

·I, Scott A. Logan _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rivington Securities, LLC _____ , as of December 31 _____ , 20 08 _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____
_____
_____

_____
Signature

Scott A Logan, Designated Principal
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



HEIN & ASSOCIATES LLP

Certified Public Accountants and Advisors

Rivington Securities, LLC

Financial Statements and Supplemental Schedules
For the Years Ended December 31, 2008 and 2007
and Independent Auditor's Report on Internal Control

INDEX TO FINANCIAL STATEMENTS



INDEPENDENT AUDITOR'S REPORT

Managing Members
Rivington Securities, LLC
Denver, Colorado

We have audited the accompanying statements of financial condition of Rivington Securities, LLC (the "Company") as of December 31, 2008 and 2007, and the related statements of operations, changes in member's equity and cash flows for the years then ended. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rivington Securities, LLC, as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years ended December 31, 2008 and 2007 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the computation of net capital pursuant to Rule 15c3-1 and statement pursuant to Rule 17a-5(d)(4) of Rivington Securities, LLC as of December 31, 2008 and 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

HEIN & ASSOCIATES LLP

HEIN & ASSOCIATES LLP

Denver, Colorado
January 28, 2009

717 17th Street, 16th Floor
Denver, Colorado 80202-3323
Phone: 303-298-9600
Fax: 303-298-8118
www.heincpa.com

RIVINGTON SECURITIES, LLC
(a wholly-owned subsidiary of Rivington Capital Advisors, LLC)

STATEMENTS OF FINANCIAL CONDITION

	DECEMBER 31,	
	2008	2007
ASSETS		
CASH AND CASH EQUIVALENTS	$ 9,980	$ 393,374
PREPAID EXPENSES AND OTHER ASSETS	11,079	8,451
TOTAL ASSETS	$ 21,059	$ 401,825
LIABILITIES AND MEMBER'S EQUITY		
ACCRUED EXPENSES	$ 332	$ 245
MEMBER'S EQUITY	20,727	401,580
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 21,059	$ 401,825

See accompanying notes to these financial statements.

RIVINGTON SECURITIES, LLC
(a wholly-owned subsidiary of Rivington Capital Advisors, LLC)

STATEMENTS OF OPERATIONS

	FOR THE YEARS ENDED DECEMBER 31,	
	2008	2007
REVENUES:		
Investment banking fees	$ 2,159,280	$ 1,211,200
Other	–	35,000
Total revenue	2,159,280	1,246,200
EXPENSES:		
Services fee	214,757	118,164
Professional fees	22,028	20,426
Rent	2,736	2,736
Travel, meals and entertainment	1,800	1,800
Insurance	864	864
Payroll expenses	26,964	26,964
Other general and administrative expenses	19,175	22,235
Total expenses	288,324	193,189
NET INCOME	$ 1,870,956	$ 1,053,011

See accompanying notes to these financial statements.

RIVINGTON SECURITIES, LLC
(a wholly-owned subsidiary of Rivington Capital Advisors, LLC)

STATEMENTS OF CHANGES IN MEMBER'S EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

BALANCE, January 1, 2007	$ 23,957
Contributions from Parent	161,136
Distributions to Parent	(836,524)
Net income	1,053,011
BALANCE, December 31, 2007	401,580
Contributions from Parent	266,563
Distributions to Parent	(2,518,372)
Net income	1,870,956
BALANCE, December 31, 2008	$ 20,727

RIVINGTON SECURITIES, LLC
(a wholly-owned subsidiary of Rivington Capital Advisors, LLC)

STATEMENTS OF CASH FLOWS

	FOR THE YEARS ENDED DECEMBER 31,	
	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 1,870,956	$ 1,053,011
Adjustments to reconcile net income to net cash provided by operating activities:		
Services fee charged by Parent	214,757	118,164
Allocation of overhead expenses from Parent	42,972	42,972
Changes in operating assets:		
(Increase) decrease in prepaid expenses and other assets	(2,628)	2,273
Increase (decrease) in accounts payable and accrued expenses	87	(1,255)
Net cash provided by operating activities	2,126,144	1,215,165
CASH FLOWS FROM FINANCING ACTIVITIES:		
Cash contributions from Parent	8,834	–
Cash distributions to Parent	(2,518,372)	(836,524)
Net cash used in financing activities	(2,509,538)	(836,524)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(383,394)	378,641
CASH AND CASH EQUIVALENTS, beginning of year	393,374	14,733
CASH AND CASH EQUIVALENTS, end of year	$ 9,980	$ 393,374
SUPPLEMENTAL SCHEDULE ON NON-CASH OPERATING AND FINANCING ACTIVITIES:		
Non-cash contribution from Parent	$ 257,729	$ 161,136

See accompanying notes to these financial statements.

1. **NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:**

   Nature of Operations – Rivington Securities, LLC ("Securities" or the "Company") was formed on April 4, 2002, as a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company is a Colorado limited liability company that is wholly owned by Rivington Capital Advisors, LLC ("Parent").

   The financial statements include the accounts of the Company. The Company is engaged in a single line of business as a securities broker-dealer, which is comprised solely of providing private placement services to energy related companies. In no event does the Company intend to obtain and maintain custody or possession of customer funds or securities.

   Cash Equivalents – The Company considers all highly liquid debt instruments purchased with original maturity of three months or less to be cash equivalents.

   Income Taxes – Securities is a limited liability corporation. Accordingly, no provision for income taxes has been recorded as the income, deductions, expenses and credits of the Company are reported on the individual income tax returns of the Members.

   Use of Estimates – The financial statements are prepared in conformity with generally accepted accounting principles and industry practices which require management to make estimates and assumptions that affect certain amounts in the financial statements and accompanying notes. Upon realization of certain assets and settlement of certain liabilities, actual results could differ from the estimated amounts.

   Investment Banking Fees – Investment banking revenues include fees arising from securities offerings in which the Company acts as a financial advisor and are recorded on the closing date of a transaction.

   Reclassifications – Certain reclassifications have been made to the prior year's amounts to conform to the classifications used in the current year. Such classifications had no effect on net income.

RIVINGTON SECURITIES, LLC
(a wholly-owned subsidiary of Rivington Capital Advisors, LLC)

NOTES TO FINANCIAL STATEMENTS

2. **RELATED PARTY TRANSACTIONS**:

On April 23, 2002, the Company and the Parent entered into a Management Agreement (the "Management Agreement"). In accordance with the Management Agreement, the Parent provides the Company any and all management and back office services, and overhead expenses including (but not limited to) financial service management, information systems, bookkeeping, record keeping, and clerical services. In 2003, the Management Agreement was amended to include a more definitive provision for compensation to the Parent for the services provided. Accordingly, compensation to the Parent is comprised of three categories as follows:

Incremental Allocation Services Fee – Base fee charged by Parent for services provided to Securities. The incremental allocation services fee is a fixed amount that is charged by the Parent on a monthly basis. For the years ended 2008 and 2007, the Company recorded total incremental allocation services fees of $42,972 and $42,972 per year, respectively, to the income statement as follows:

	For the Years Ended December 31,			
	2008		2007	
Professional fees	S	3,444	S	3,444
Rent		2,736		2,736
Travel, meals and entertainment		1,800		1,800
Insurance		864		864
Payroll expenses		26,964		26,964
Other general and administrative expenses		7,164		7,164
Total	S	42,972	S	42,972

Proportional Allocation Service Fee – Additional fee charged by Parent for services provided to Securities. The proportional allocation service fee is a calculated amount charged monthly and is equal to 10% of the monthly adjusted net operating income of Securities, as defined by the Management Agreement. For the years ended December 31, 2008 and 2007, Securities recorded $214,757 and $118,164, respectively, as service fees to the income statement for the proportional allocation service fee charged by the Parent.

Overhead Expenses – Additional cost for other overhead expenses as determined by the board of directors of Parent. No overhead expenses were charged for the years ended 2008 and 2007.

Accordingly, corresponding credits were recorded to contributions from Parent for 2008 and 2007 for all charges incurred under the Management Agreement.

The Parent also contributed $8,834 and $0 in cash to the Company for the years ended December 31, 2008 and 2007, respectively.

3. **REGULATORY CAPITAL REQUIREMENTS:**

The Company is subject to regulatory net capital rules administered by the SEC's Uniform Net Capital Rule (Rule 15c3-1). Under such rules, the Company is required to maintain minimum net capital of 6-2/3% of aggregate indebtedness as defined or $5,000. As of December 31, 2008 and 2007, the Company's net capital, as defined, was $9,648 and $393,129, respectively, and its net capital in excess of the minimum requirement was $4,648 and $388,129, respectively. The Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(i) of the Rule.

The computation of net capital included in the Company's Form X-17A-5 (FOCUS Report, Part II) as of December 31, 2008 and 2007, does not differ materially from the schedule in the Supplemental Material.

SCHEDULE I
RIVINGTON SECURITIES, LLC
(a wholly-owned subsidiary of Rivington Capital Advisors, LLC)

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
AND STATEMENT PURSUANT TO RULE 17a-5(d)(4)

DECEMBER 31, 2008

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1:

Total member's equity from statement of financial condition	S	20,727
Deductions and/or charges:		
Non-allowable assets		
Prepaid expenses and other assets		(11,079)
Net capital	S	9,648

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

Minimum net capital required – 6-2/3% of $332 pursuant to Rule 15c3-1	S	22
Minimum dollar net capital requirement of broker or dealer	S	5,000
Net capital requirement	S	5,000
Excess net capital	S	4,648

COMPUTATION OF AGGREGATE INDEBTEDNESS TO NET CAPITAL:

Accrued expenses	S	332
Percentage of aggregate indebtedness to net capital		3.4%

STATEMENT PURSUANT TO RULE 17A-5(D)(4):
A reconciliation of the Company's computation of net capital as reported in the unaudited Part IIA of Form X-17A-5 was not prepared as there are no material differences between the Company's computation of net capital and the computation contained herein.

SCHEDULE I
RIVINGTON SECURITIES, LLC
(a wholly-owned subsidiary of Rivington Capital Advisors, LLC)

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
AND STATEMENT PURSUANT TO RULE 17a-5(d)(4)

DECEMBER 31, 2007

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1:

Total member's equity from statement of financial condition	S	401,580
Deductions and/or charges:		
Non-allowable assets		
Prepaid expenses and other assets		(8,451)
Net capital	S	393,129

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

Minimum net capital required – 6-2/3% of S245 pursuant to Rule 15c3-1	S	16
Minimum dollar net capital requirement of broker or dealer	S	5,000
Net capital requirement	S	5,000
Excess net capital	S	388,129

COMPUTATION OF AGGREGATE INDEBTEDNESS TO NET CAPITAL:

Accrued expenses	S	245
Percentage of aggregate indebtedness to net capital		–

STATEMENT PURSUANT TO RULE 17A-5(D)(4):

A reconciliation of the Company's computation of net capital as reported in the unaudited Part IIA of Form X-17A-5 was not prepared as there are no material differences between the Company's computation of net capital and the computation contained herein.



HEIN & ASSOCIATES LLP
Certified Public Accountants and Advisors

REPORT OF INDEPENDENT AUDITOR

Board of Directors
Rivington Securities, LLC

Dear Sirs:

In planning and performing our audit of the financial statements and supplemental schedules of Rivington Securities, LLC (the "Company") for the years ended December 31, 2008 and 2007, on which we have issued our report dated January 28, 2009, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e). We did not review the practices and procedures followed by the Company in complying with the requirements in making quarterly securities examinations, counts, verifications and comparisons as required by Rule 17a-13, because the Company did not hold any securities at December 31, 2008 and 2007, or during the years then ended. We did not review the practices and procedures followed by the Company in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System and in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company does not carry security accounts for customers.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

717 17th Street, 16th Floor
Denver, Colorado 80202-3323
Phone: 303-298-9600
Fax: 303-298-8118
www.heincpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce, to a relatively low level, the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Yours truly,

HEIN & ASSOCIATES LLP

HEIN & ASSOCIATES LLP

Denver, Colorado
January 28, 2009

END